Exhibit 99.4



                                 PUBLICIS GROUPE



                                  PRESS RELEASE


    CONTACTS AT PUBLICIS GROUPE:
    PIERRE BENAICH, INVESTOR RELATIONS                  +33 1 4443 6500
    EVE MAGNANT, CORPORATE COMMUNICATIONS               +33 1 4443 7025




                                  2004 REVENUES
                               +4% ORGANIC GROWTH
                                        .
                 ALL-TIME HIGH OF $1.8 BILLION FOR NEW BUSINESS
                               IN THE 4TH QUARTER
                                        .
                           FAVORABLE OUTLOOK FOR 2005


PARIS, FEBRUARY 10, 2005 -- PUBLICIS GROUPE CONSOLIDATED REVENUES FOR 2004 REACHED (EURO)3.83 BILLION, REFLECTING ORGANIC GROWTH OF 4%.

THE GROUPE EXPECTS TO EXCEED ITS TARGET FOR OPERATING MARGIN FOR THE YEAR.

RECORD PERFORMANCE IN NEW BUSINESS, A TREND THAT HAS CONTINUED INTO THE BEGINNING OF 2005, AND A SOURCE OF SOLID GROWTH IN THE CURRENT YEAR.

MAURICE LEVY, CHAIRMAN AND CEO, PUBLICIS GROUPE, COMMENTS:
"OUR GROWTH LAST YEAR WAS HEALTHY AND SOLID, THE SOURCE OF OPERATING MARGIN THAT IS EXCEEDING TARGETS. OUR PERFORMANCE IN TERMS OF CASH GENERATION SHOULD ALSO BE BEYOND THE OBJECTIVES WE HAD SET. THE YEAR 2005 LOOKS GOOD: SOLID GROWTH, WITHOUT THE ADVANTAGE OF MAJOR COMMUNICATIONS EVENTS, AND WITHOUT THE DISADVANTAGE OF MAJOR ECONOMIC UNCERTAINTIES.

THIS GROWTH WILL BE ASSURED IN PARTICULAR BY OUR VERY STRONG TRACK RECORD OF NEW BUSINESS IN 2004, WHICH IS CONTINUING INTO THIS YEAR. WITH RECORD LEVELS OF NEW BUSINESS, OUR GROUPE IS CLEARLY DEMONSTRATING THAT IT IS A RECOGNIZED PLAYER IN ALL REGIONS OF THE WORLD AND ACROSS ALL COMMUNICATIONS SERVICES.


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                                 PUBLICIS GROUPE


THAT IS WHY PUBLICIS GROUPE AGENCIES ARE THE BENEFICIARIES OF CHANGES IN ACCOUNTS AND ARE WINNING MARKET SHARE, WITH NEW ACCOUNTS OF THE HIGHEST QUALITY, IN TERMS OF THE CLIENTS THEMSELVES, THE INDUSTRIES WHICH THEY REPRESENT, AND THE COMMUNICATIONS SERVICES INVOLVED."


2004 REVENUES: A YEAR OF GROWTH
Publicis Groupe's consolidated revenues for 2004 came to (euro)3.83 BILLION, showing an ORGANIC RISE (i.e., at constant exchange rates and scope of consolidation) OF 4% FOR THE YEAR AS A WHOLE.

As a result of unfavorable variation in exchange rates following in particular the decline of the US dollar's value in euros (amounting to (euro)183 million), reported revenues were practically unchanged from 2003, edging down 1%.


                             2004 REVENUES BY GEOGRAPHY

                                    IN MILLIONS         ORGANIC
                                     OF EUROS           GROWTH
     -----------------------------------------------------------------
     Europe                            1,579            +2.0%
     North America                     1,633            +2.7%
     Asia-Pacific                        379           +10.0%
     Latin America                       158           +15.9%
     Rest of World                        76           +21.7%
     -----------------------------------------------------------------
     TOTAL                             3,825            +4.0%

Publicis Groupe improved positions and gained significant market share in the US and Asia. Business also benefited from the dynamic strategies and growth of many Publicis Groupe clients.



FOURTH QUARTER
The  revenues  of  the  fourth   quarter  of  2003   reflected  an   exceptional
concentration of advertising investment, in particular in the US, and which had boosted organic growth at that time to 5.2%.

This high level benchmark results in a rate of 2.4% organic growth in the fourth quarter of 2004. For the same reason, this growth rate does not fully reflect the dynamic fourth quarter.


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                                 PUBLICIS GROUPE


                          4Q 2004 REVENUES BY GEOGRAPHY

                                     IN MILLIONS       ORGANIC
                                       OF EUROS         GROWTH
        ----------------------------------------------------------------
        Europe                             462           +1.0%
        North America                      414             +0%
        Asia-Pacific                       102          +13.3%
        Latin America                       42           -0.3%
        Rest of World                       26          +30.7%
        ----------------------------------------------------------------
        TOTAL                            1,046           +2.4%


RECORD NEW BUSINESS IN 2004
Net New Business booked by Group units in the final quarter of 2004 came to $1.8 billion ((euro)1.4 billion), THE HIGHEST QUARTERLY FIGURE EVER FOR THE GROUP. Full year, net New Business totaled $4.4 bn ((euro)3.5 bn).

This performance places Publicis Groupe SECOND WORLDWIDE for net New Business in 2004 as a whole, and NUMBER ONE WORLDWIDE FOR DECEMBER ALONE (Lehman Brothers New Business Scorecard, January 13, 2005).



PACE CONTINUES IN EARLY 2005
The vigorous acceleration in New Business at the end of 2004 continued into early 2005 with new accounts won in January alone representing A NET TOTAL OF OVER $800 MILLION.



2004 EARNINGS
The Groupe earnings for the year 2004 will be announced on Wednesday March 9, 2005 before market opens. An Analysts' Meeting is scheduled at 9:00 a.m. on the same day in Paris at Publicis Groupe headquarters.


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                                 PUBLICIS GROUPE



                                       * *

                                        *




PUBLICIS GROUPE  (Euronext  Paris:  FR0000130577 and member of the CAC4O Index -
NYSE: PUB) is the world's fourth largest communications group, as well as world's second largest media counsel and buying group. Its activities span 109 countries on six continents.

Groupe's communication activities cover advertising, through three autonomous global advertising networks: Leo Burnett Worldwide, Publicis Worldwide, Saatchi & Saatchi Worldwide, as well as through its two multi-hub networks Fallon Worldwide and Battle Bogle Hegarty, 49%-owned ; media consultancy and buying through two worldwide networks ZenithOptimedia and Starcom MediaVest Group; and marketing services and specialized communications including direct marketing, public relations, corporate and financial communications, multicultural and healthcare communications.

Web sites: www.publicis.com and www.finance.publicis.com
           ----------------     ------------------------


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                                 PUBLICIS GROUPE

                     NEW BUSINESS BOOKED BY PUBLICIS GROUPE
                 IN THE FOURTH QUARTER OF 2004 AND JANUARY 2005


PUBLICIS GROUPE: Sanofi-Aventis (global)

PUBLICIS WORLDWIDE:
Korea Telecom (extension - Korea) - Renault (Spain) - Nestle/Hot Pockets (US) - Nestle/Buitoni (Italy) - Shu Uemura (Japan) - Powergen (UK).

LEO BURNETT:
McDonald's (Australia) - EASY do-it-yourself supply stores (Chile) - Grana Padano (Italy) - Norwich Union and Scottish Widows (UK) - Swisscanto pension fund (Switzerland) - Ibrahim Ulagay pharmaceuticals (Turkey).

SAATCHI & SAATCHI:
Embratel Telecom (Brazil) - Air Tahiti Nul and Olympic Paint (US) - Reliance Infocom (India) - Novartis/Theraflu, Triaminic, Voltaren and Otrivin (global) - OTE (Greek telecoms - Greece) - DB Breweries (New Zealand) - ForeningsSparbanken (Sweden).

OTHER ADVERTISING NETWORKS AND AGENCIES:
O   FALLON: United TED (US) and OMSCO (UK).
O   KAPLAN THALER GROUP (US): US Bank.
O   MS&L: P&G (extension - UK).
O   CONILL ADVERTISING (US): T-Mobile.

STARCOM MEDIAVEST GROUP (media buying and consultancy):
Diageo/Johnnie Walker Black Label (Asia) - National Lottery and Tax Authority (Spain) - Finish Line and Heineken/Dos Equis (US) - Sacla (Italy, France, Ireland).

ZENITHOPTIMEDIA (media buying and consultancy):
Nestle (Global) - Intermarche and Karavel/Promovacances (France) - Associated British Foods (UK).

SPECIALIZED AGENCIES:
O    ARC NORTH AMERICA (US): P&G (various brands).
O PUBLICIS HEALTHCARE COMMUNICATIONS GROUP: Avapro/Avalide, Bayer/Pravachol, Berlex/Bonefos, NitroMed/BiDil and Schering-Plough+GsK/Levitra (US) - Eli Lilly (Germany).

Main accounts lost over the fourth quarter were Paramount Pictures (US) and SC Johnson (Europe) in media buying and consultancy.

Business for the first quarter of 2005 has got off to a good start, with New Business including the worldwide advertising account for Schering-Plough, the US advertising and media account for Echostar/Dish Network, and the US media budget for JP Morgan Chase.


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